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Location & Geology

Joseph Project Information

We explore for oil and gas in Israel. Our principal assets are petroleum rights issued by the Ministry of National Infrastructures of the State of Israel, specifically an exploration license covering 397,000 Israeli dunam (approximately 98,100 acres), entitled License No. 298/Ma'anit-Joseph. We also hold a preliminary permit with priority rights covering 490,000 dunam (approximately 121,100 acres) entitled Preliminary Permit No. 186/Asher, abutting on and immediately to the north and west of the Ma'anit-Joseph License. We have named the project to explore the license and the permit areas the "Joseph Project."

We hold 100% of the working interest in our license and permit, which means we are responsible for 100% of the costs of exploration and, if established, production. Our net revenue interest is 87.5%, which means we would receive 87.5% of the gross proceeds from the sale of oil and gas produced from lands subject to the license (and any leases granted following a declaration of a discovery thereon) and the permit if converted into a license, if there is any commercial production. The 12.5% we don't receive is a royalty reserved by the State of Israel. The State of Israel may take its royalty in kind. If the State of Israel elects not to take the royalty in kind, then we would pay the royalty based upon our arranging the sales, if any, of all the oil and gas. Other than its option to take its 12.5% royalty in kind, the government has no right of participation in any portion of our project. No royalty would be payable to any landowner with respect to production from our license or permit areas as the State of Israel owns all the mineral rights. In the event commercial production is established, we will be setting aside a royalty (or equivalent net profits interest) of 6% for charitable contributions. In addition, our key employee incentive plan will receive a royalty (or equivalent net profits interest) of up to 1.5%. This means our effective net revenue interest will be no less than 80%.

Background

In 1985, during a visit to Israel, John M. Brown (our founder and CEO) became inspired and dedicated to finding oil and gas in Israel, and he started the process that led to the Joseph Project. During the next fourteen years he made several trips each year to Israel, hired oil and gas consultants in Israel and Texas, met with Israeli government officials, made direct investments with local exploration companies, and assisted Israeli exploration companies in raising money for oil and gas exploration in Israel. This activity led Mr. Brown to form Zion Oil & Gas, Inc. in April 2000 in order to receive the award of a small onshore petroleum license from the Israeli government. Mr. Brown and 25 different persons who had assisted him during the fourteen-year period started Zion with an initial cash contribution of $2,400 for which they received 2,400,000 shares of common stock at the price of 1/10 of one cent per share. Upon its formation, Mr. Brown and the others contributed to Zion all of the technical, economic, legal and financial data they had accumulated over the years relating to oil and gas exploration in Israel. For accounting purposes, no monetary value was attached to the data and we are unable to provide you with any estimate of its cost of acquisition or current market or replacement value, if any.

Upon the award of our first petroleum right (the License No. 298/Ma'anit, which is referred to as the "Ma'anit License") in May 2000, the Israeli government gave us access to most of its data with respect to previous exploration in the area, including geologic reports, seismic records and profiles, drilling reports, well files, gravity surveys, geochemical surveys and regional maps. We also gathered information concerning prior and ongoing geological, geophysical and drilling activity relevant to our planned activities from a variety of publicly accessible sources. The map at page 66 of this Prospectus shows the outline of our current Ma'anit-Joseph License and Asher Permit. It also shows the location of the approximately 500 kilometers of seismic lines and relative locations of eight mid-range (to 7,500 feet) and deep (to 21,000 feet) wells in our immediate area, data and information concerning which we have acquired and analyzed. The Israeli government itself conducted most of the seismic surveys during the 1970's and 1980's in order to provide data to encourage oil companies to invest in exploratory drilling. Private and public Israeli, American and international companies conducted additional seismic survey and drilled most of the eight wells in the period since 1980. Our best estimate of the cost of the exploration activities in our license area through 2003 (in actual dollars spent at the time) is shown in the table below. Most of the numbers are from sources that we consider verifiable, including reports to the Israeli government, press releases, filings with the Tel Aviv Stock Exchange and personal involvement of some of our officers. Some numbers we estimated based upon the scope of the completed work.

Year	Company	Activity	Amount ($)	Notes
1975-80	Israeli Government	Gravity Studies	750,000	1
1978	Weeks Exploration	Area Geology	40,000	2
1980	Superior Oil	Basin Analysis	50,000	2
1977-82	Israeli Government	Seismic	2,500,000	3
1977-2002	Academic Groups	Various Technical Studies	200,000	2
1978-84	Energy Exploration	Drilled Asher-Atlit Well	25,000,000	4
1979-81	OEIL - Naphtha	Drilled Ga'ash Well	6,500,000	5
1983-85	OEIL	Basin Analysis	100,000	2
1993-2000	Givot Olam	Seismic, G&G, G&A	3,000,000	6
1993-94	Givot Olam	Drilled Meged #2 Well	9,200,000	6
1993-95	Modi'in Ltd. Partnership	Drilled David Well	17,800,000	7
1994	Sedot Neft	Drilled Ma'anit Well	5,000,000	8
1999	Givot Olam	Test Meged #2 Well	1,140,000	6
2000	Givot Olam	Drilled Meged #3 Well	7,010,000	6
2002-03	Givot Olam	Drilled Meged #4 Well	6,490,000	9
2000-03	Zion Oil & Gas, Inc.	Seismic, G&G, G&A	1,170,000	10
1975-2003	Totals		85,960,000

Notes:

  Engineering estimate by us, based upon approximately 1,000 square kilometers of gravity survey at an average price of $750 per square kilometer.
  Estimate by our executive vice-president based upon his personal experience and knowledge of costs of similar studies in the international petroleum industry, cost adjusted to the period in question.
  Engineering estimate by us, based upon approximately 500 kilometers of seismic lines upon and around our project area at an average acquisition and processing cost of $5,000 per kilometer, the average cost that Dr. Kashai and Elisha Roih observed for onshore seismic data acquisition in their companies at that time. Please note that we are counting only lines that we used in our analysis and not the additional 500 kilometers of lines that were used in our area to designate drilling locations for the other wells near our license.
  Oral report to us by Jack Sherman, the well site geologist on location at the time the well was being drilled. Mr. Sherman assisted Mr. Brown in his early investigation of oil and gas opportunities in Israel and served as our senior consulting geologist until his death in 2003. Oral confirmation by the general manager of the operator (Andy SoRelle) to Mr. Brown.
  Engineering estimate by us of the cost at the time for the drilling and testing of an 18,000-foot well in Israel that encountered no major problems during drilling.
  Prospectuses in Hebrew filed by Givot Olam with the Israeli Securities Authority in 1993, 1997, 1998, 1999, and 2003, and on file at the Tel Aviv Stock Exchange.
  Prospectus in Hebrew filed by Modi'in Ltd. Partnership with the Israeli Securities Authority in January 1996 and annual report for 1997, both on file at the Tel Aviv Stock Exchange.
  Prospectus in Hebrew filed by Sedot Neft with the Israeli Securities Authority in November 1993 and on file at the Tel Aviv Stock Exchange; joint venture agreement signed in February 1999 between Sedot Neft and a predecessor of Zion.
  Prospectus in Hebrew filed by Givot Olam with the Israel Securities Authority in January 2004, on file at the Tel Aviv Stock Exchange.
  Invoices and accounting records in our files.

Properties

Our properties consist of petroleum rights, seismic data and computer analyses acquired as follows:

  Effective May 1, 2000 the Israeli government awarded us the three-year 28,800-acre "Ma'anit License" (#298) to conduct petroleum exploration activities (the dark shaded area in the center of the map shown on the following page).
  In the area covered by the license there were located two abandoned exploratory wells, Ma'anit #1 in the west and Har Amir #1 in the east, each drilled into Middle Jurassic Age formations (approximately 160 million years old) to depths of approximately 2,300 meters (7,550 feet). From May 2000 until May 2001, we conducted extensive geophysical and geological operations, including interpreting and mapping approximately 250 kilometers of previously shot seismic lines, reprocessing 70 kilometers of existing seismic, and shooting 11 kilometers of new seismic. As a result, we began to intensely focus on an exploration target that looked very promising in the Upper Triassic Age formations (approximately 200 million years old) under the Ma'anit License and the adjacent area. In interpreting the seismic, we identified a structural feature associated with a basement to Paleozoic Age structural high existing roughly parallel to the current coast of Israel. The concept is that this geological feature became the underlying platform for what appeared to be reefal buildups during the Triassic Age. These apparent reefal structures comprised the exploratory trend and could provide suitable reservoirs for the accumulation and storage of hydrocarbons (either gas or oil) in commercial quantities
  Based on our preliminary work, we applied for and received effective May 1, 2001 an eighteen-month, 137,250-acre Preliminary Permit with Priority Rights. The permit (#176) named "Joseph" bounded the Ma'anit License on three sides and provided us the opportunity to determine the direction of our exploration.
  In 2001, we retained independent consulting geologists and geophysicists who reviewed the seismic data on the Ma'anit License area and helped us interpret the data as representative of a barrier reef system bounding a subsiding back reef basin (a sill basin). This geologic interpretation was first postulated by Superior Oil Company in a study prepared for the Israeli National Oil Company in 1980 that was made available to Zion in early 2002. It was further substantiated in early 2002 by our review of documents in the files of the Geophysical Institute of Israel (and a related 2002 academic paper) pertaining to the Asher-Atlit # 1 well (drilled in 1983 and located 13 miles northwest of the Ma'anit #1) where rock samples from the Upper Triassic were described as reefal formation of the same type found in the Dolomite Alps of Southern Europe (Austria and Northern Italy).
  With the assistance and support of the Geophysical Institute of Israel, we intensified our exploration efforts in 2001 and 2002, incorporating an additional 250 kilometers of seismic data into the interpretation and reprocessing another 60 kilometers of existing seismic data. For most of 2002, we maintained a temporary exploration office at the Institute and used its Landmark/Paradigm software at a workstation there to analyze seismic lines and draw a complete series of geologic maps of the different formations.
  In 2002, we also conducted a new seismic survey on the Joseph Permit area, acquiring an additional 21 kilometers of seismic data for the expressed purpose of correlating nine of the existing lines and enhancing our ability to interpret those lines. Based upon our interpretation of that line and resulting enhanced interpretation of the existing lines, we revised our maps and selected drilling sites for the first exploratory wells on each of two prospects - the Ma'anit Prospect on the Ma'anit License area and the Joseph Prospect on the Joseph Permit area. In October 2002, we submitted a detailed prospect description to the Israeli Oil Commissioner. Our report summarized our exploration and computer analysis studies and findings, and presented two fully developed drilling prospects. With the report, we submitted a request to exercise our priority rights under the Joseph Permit by incorporating the southern portion of the Joseph Permit area into the Ma'anit License (to be renamed the Ma'anit - Joseph License) and extending the term of the Ma'anit License through April 30, 2005. During November and December 2002, we updated and revised our report as additional analysis was completed at the workstation. This updated report, dated January 2003, was submitted to the Oil Commissioner and is currently on file with the Israel Geological Institute. Although the report focused primarily on Triassic Age sediments, it also described lower Paleozoic prospect opportunities that we planned to explore in the future.
  Following approval by the Petroleum Commission of the State of Israel, the Minister of National Infrastructures (the "Minister"), in February 2003, granted, as of January 1, 2003, Zion's application to consolidate its existing petroleum rights into the Ma'anit-Joseph License, covering a combined area of approximately 95,800 acres, and to extend the term of the license through April 30, 2005. Approximately 70,000 acres in the Joseph Permit and Ma'anit License areas were voluntarily released back to the State of Israel. This allowed us to request consolidation of our remaining rights into a single license area not exceeding the statutory maximum of 100,000 acres. The license maintained its original issue date of May 1, 2000 (for grandfather rights purposes in case of any fiscal regime changes).
  With the commencement on April 10, 2005 of our reentry and deepening of the Ma'anit #1 well, see "PLAN OF OPERATION AND MANAGEMENT DISCUSSION - Ma'anit #1 Well Status and Results", pages 14-15, the Petroleum Commissioner extended the term of our Ma'anit-Joseph license through April 30, 2007. Maintenance of the license requires payment of an annual license fee of approximately $80,000, which has been paid through April 30, 2006.
  Based on our ongoing geological work on our license and particularly on the areas in the southern portion of the license on and adjacent to our Joseph Prospect in contemplation of developing the prospect for drilling, in May 2005, we submitted an application to the Petroleum Commissioner to increase the acreage subject to our license by the addition of approximately 12,300 dunam (approx. 3,039 acres) at the south-east corner of the license, an area believed to contain an extension of the Joseph Prospect. On August 1, 2005, our application was approved and the lands subject of the Ma'anit-Joseph License were expanded by the addition of 9,300 dunam (approx. 2,300 acres) at the south-east corner of the license.
  During the period April-November 2005, in accordance with the Ma'anit-Joseph License's work program, we deepened the Ma'anit #1 well to a depth of 4,740 meters (15,482 feet) in the Lower Triassic and performed required tests. We have prepared and submitted a completion report of operations on and results of the well to the Petroleum Commissioner in accordance with the requirements of the Petroleum Law. Concurrently, as required by the work program, we have drafted and discussed with the Petroleum Commissioner a proposed work program for the remaining term of the license.
  Within addition to the completion report and work program proposal, we prepared and submitted in December 2005 to the Petroleum Commissioner a revised prospect description (the "2005 Prospect Description") presenting our findings and analysis of the results of the Ma'anit #1 and additional exploratory work and analysis performed since the submission of the original Prospect Description in October 2002, as updated in January 2003. While concentrating on the results of the Ma'anit #1 well and Ma'anit structure discovered by the Ma'anit #1 and plans to further explore, appraise and develop the Ma'anit structure, the 2005 Prospect Description also discusses other Triassic Age opportunities, including a possible Triassic reefal opportunities in the southern portion of the license area, the Joseph and Joseph East prospects, and prospect opportunities in the lower Permian (Paleozoic age) structures that we are also planning to explore. Click here to view a copy of the 2005 Project Description.
  In May 2005, we applied for a preliminary permit with priority rights to conduct exploration activities on areas covering approximately 500,000 dunam (approx. 124,000 acres) abutting our Ma'anit-Joseph License and lying to its north and west in order to continue our exploration of the exploratory trend we have developed under the Ma'anit License and Joseph Permit areas. In applying for the new permit, we proposed a two-staged program of geological and geophysical work extending over an 18 month period at a total budget (for both stages) of approximately $325,000 aimed at developing a drillable prospect in the permit area.
  On August 1, 2005, we were granted Preliminary Permit No. 186/Asher with Priority Rights for an area covering 490,000 dunam (approx. 121,100 acres) abutting on and lying to the north and west of the Ma'anit-Joseph License. The permit covers lands on the Israeli coastal plain and the Mt. Carmel range stretching north to the outskirts of Haifa. The permit is for a period of 18 months terminating on March 31, 2007 and is subject to a work program, with an estimated cost of $325,000, which requires us to perform geological and geophysical work, including the reprocessing and analysis of existing seismic and geologic data, the acquisition and interpretation of new seismic data, preparation of summary reports and maps and submission of a drilling prospect.

Declaration of a commercial discovery on the Ma'anit-Joseph License prior to the end of the license term, as may in certain circumstances be extended, will entitle us to receive a 30-year lease (extendable on certain conditions for an additional 20 years) subject to compliance with a field development work program and production. If at the license's currently set termination date, April 30, 2007, we are in the process of drilling, testing or completing a well under an approved work program, it is the policy of the Petroleum Commissioner to grant a de facto extension of the license through the completion of operations and for a sufficient period thereafter to permit analysis of the results of the well.

As concerns the Asher Permit, upon the satisfactory performance of the work program, as may be amended, and the submission to the Petroleum Commissioner of an acceptable drilling prospect, we will be entitled to the grant of an exploration license for a period of up to seven years on a portion of the Asher Permit area not to exceed 400,000 dunam (approximately 98,800 acres).

If we do not comply with the license's or the permit's work program, the Commissioner may issue a notice to us requiring that we cure the default within 60 days of the giving of the notice, together with a warning that failure to comply within the 60-day cure period may entail cancellation of the Ma'anit-Joseph License or the Asher Permit, as relevant. If the license or permit is cancelled following such notice, we may, within 30 days of the date we received notice of the Commissioner's decision, appeal such cancellation to the Minister of National Infrastructures. Neither the license nor the permit shall be cancelled until the Minister has ruled on the appeal.

The surface rights to the drill site from which we drilled the Ma'anit #1 are held under long-term lease by Kibbutz Ma'anit. The rights are owned by the State of Israel and administered by the Israel Lands Authority. To enter and use the drillsite, in February 2005, we entered into an agreement with Kibbutz Ma'anit to lease the necessary lands through August 31, 2005 (the period estimated as required for drilling and testing of the Ma'anit #1 well). This agreement was extended through September 30, 2005. We reached an agreement with the Kibbutz extending our right to enter and use the drill site through the termination of the Ma'anit-Joseph License, currently April 30, 2007, for a monthly fee of $1,500. The agreement is subject to the formal approval of the Israel Lands Authority, which under the Petroleum Law it is required to provide. It is expected that this approval will be received prior to the recommencement of operations on the Ma'anit #1 well.

During 2004 and 2005, we spent approximately $605,000 and $$6,440,000, respectively, on exploration of our petroleum rights, which amounts may be categorized as research and development activities. Our costs of compliance with the relevant environmental laws and the effects of such legislation on our operations at this exploratory stage of the Joseph Project were immaterial during 2004 and 2005.

Drilling Operations

On December 29, 2004, Zion signed a drilling contract with Lapidoth Israel Oil Prospectors Corp., Inc. (the "contractor") for the reentry and drilling of the Ma'anit #1 well on Zion's Ma'anit-Joseph License to a depth of between 4,000 and 5,000 meters. The contract, based in large part on the International Association of Drilling Contractor 1998 - Form Daywork Drilling Contract - U.S., provided for the well to be drilled on a daywork basis with payment to the contractor at the rate of $14,000 per drilling day, and other scheduled rates for non-operating days. Following the preparation of the drillsite, Lapidoth commenced mobilization of the rig to the site in mid-March 2005. On April 10, 2005, following inspection of the rig by us, the Ma'anit #1 well was reentered and operations to deepen the well to the Mohilla formation as required under the License were commenced. On July 14, we reached our total depth of 15,482 feet and then commenced an attempt to complete the well. After significant expenditure of time and money, we temporarily abandoned the completion attempt on November 4, 2005 and released the rig.

To assist us in drilling, analyzing, testing and assessing the Ma'anit #1 well, in February 2005, we retained the services of a consulting geologist, Stephen E. Pierce, and a drilling superintendent, Stacy Allen Cude, each of whom has substantial experience with major oil and gas exploration companies in projects similar to the company's Joseph Project and wells similar to the Ma'anit #1 well. As of the date hereof, Mr. Pierce has joined Zion as our senior geologist on a full time basis and Mr. Cude continues to assist us as a consultant in planning the drilling of our next well. Click here for the resumes of Mr. Pierce and Mr. Cude which can be found at the Company Management page of this website.

Current Status of Drilling Operations

We complied with the work program required by the license and re-entered and deepened the existing Ma'anit #1 well bore to a depth of 4,740 meters (15,482 feet), although our minimum depth requirement was only 4,000 meters (13,123 ft). In re-entering and deepening the Ma'anit #1, we used oil industry service companies, as is the common practice in the industry. The service companies included drilling contractors, wireline evaluation services, engineering services, mud and chemical services, rock bit companies, and oil field tubular suppliers.

We finished drilling Ma'anit #1 on July 14, 2005 and for approximately ten weeks conducted completion operations. We have what appears to be a discovery of both oil and gas in a number of different zones, over a 2,100-foot interval between 12,500 and 14,600 feet deep. This has been determined through different indicators, including (but not limited to):

  Increased penetration rates while drilling (drilling breaks) with natural gas shows on the gas chromatograph ( which measures natural gas components)
  Microscopic oil and gas stains on sample rock cuttings during drilling (sample shows)
  Asphaltic rock cuttings that burn when lit with a match
  Gas bubbles and oil stains on the mud pit while drilling
  Pockets of gas that ignited and flared for several minutes at different times when the well was being swabbed
  Skim of oil in sample jars taken from fluids being swabbed.

We first encountered Triassic Age sediments at a depth of 3,302 meters (10,833 feet) according to our consulting paleontologist. This was considerably higher (sooner) than the expected depth of approximately 3,850 meters (12,600 feet). By being approximately 550 meters (1,750 feet) higher than we expected, we saw a unique opportunity and decided to deepen the well to see if we could drill below the bottom of the Triassic and explore Permian age formations. (The additional cost incurred by this exercise was approximately $500,000.) While still in the Lower Triassic between 4,560 meters to 4,700 meters we encountered very difficult drilling conditions and drill pipe failures. We decided to stop drilling at 4,719 meters (15,482 feet), still 100 meters or so above the projected Permian formation, rather than risk a total loss of the well. See the enclosed simplified well schematic of the Ma'anit #1, at the back of this prospectus.

To begin the completion operations, we tested the two lowest zones in the well (of Scythian Age in the Lower Triassic) and found apparent oil on top of water in the upper zone at 4,611 meters (15,128 feet) and formation water in the lower zone at 4,640 meters (15,223 feet). Due to the small thickness of the oil zone (six feet), its depth, and the proximity to water, we abandoned that zone and plugged the well with cement back to 4,453 meters (14,610 feet). We then swab tested through drill pipe three zones of Anisian Age (a deep formation in the upper Triassic) between 4,342 and 4,448 meters (14,245 and 14,593 feet) with encouraging but inconclusive results. During the swab testing, we recovered very heavy salt water. This water was identical to that recovered from the Scythian. At the time, we believed this water to be Scythian water that had entered the porosity and fractures of the Anisian from the lower hole. Realizing that it could take considerable time and expense to get the water out and because we were swabbing very inefficiently through drill pipe, we moved up to the Carnian (another, higher formation in the upper Triassic) to attempt to establish proved reserves. The combination of increased drilling penetration rate (drilling breaks), gas shows, analysis of rock cuttings and wireline log analysis throughout a 656-foot interval in the upper Triassic (Carnian Age) indicated possible productivity in six separate zones aggregating 250 feet of thickness. A temporary cast iron bridge plug was set in the casing between the Anisian and Carnian Age and the six zones between 3,828 and 4,028 meters (12,559 and 13,215 feet) were perforated for commingled production testing.

To prepare for production testing we laid down the drill pipe, picked up and installed 2-7/8" production tubing (which provides us much better swabbing efficiency) and a temporary production packer, disconnected the blowout preventors, and installed the permanent wellhead and valve assembly (Christmas tree). Once this installation was complete, we swab tested the six perforated zones. Rather than the expected gas, we received the same water as we had seen in the lower zones. A review of the log analysis was of no help in identifying the source of the water. With the aid of our independent petroleum consultants, Forrest A. Garb &Associates, Inc. ("FGA"), we deduced that the water must have been coming out of the numerous layers of volcanics. It now appears that this deduction was correct, as after many cementing operations and several weeks of work, we have shut off much of the water.

Our next step was to perforate what appears on the electric logs as a good hydrocarbon reservoir (based on porosity and thickness) in the well, the 30-meter zone from 3,903 to 3,933 meters in the Carnian. Once again we were surprised by the presence of water. This time the water was different from the heavy water seen previously. It appeared that the water was coming from the perforated interval. An analysis of the water revealed a different resistivity than that used in the log analysis, resulting in this zone being primarily salt water bearing rather than hydrocarbon bearing.

Using the information from the new water samples we obtained from the Carnian, we had our consulting engineers recalculate the well logs using new parameters derived from tests of the salt water. The overall effect of recalculating the logs was to reduce the amount of apparently available gas reserves and increase the amount of apparently available oil reserves from the well.

Knowing that water from the volcanic zones is a problem, we returned downhole to the Anisian, where we saw oil during drilling and in one swab test, and attempted to complete in the zone between 4,344 to 4,353 meters deep. From an analysis of the logs relating to that zone made with assistance of our consulting geologists and engineers, it appears that that zone should have the potential of commercial amounts of oil and gas. The decision to return to that zone was made because: (1) the cost of returning was roughly the same as the cost of plugging off the currently perforated Carnian zone and testing a new Carnian zone; and (2) oil was the more likely primary hydrocarbon from the Anisian and more immediately saleable. The operation required drilling the bridge plug at 4030 meters, setting one more cement plug at the bottom of the casing, drilling out the cement, re-perforating, a pressurized acid job, a cement squeeze job, an acid soak and swab testing. After completing all these operations, on Monday, October 3, 2005, we swabbed and then reverse circulated the well for 90 minutes. During most of that time there was a 6 to 10 foot gas flare with occasional larger flares and we recovered completion water, drilling mud, spent acid water and cement fines, but no apparent formation or volcanics water. We then shut the well in for most of the month of October and put the rig on standby at that time. In early November 2005, we swab tested the zone between 4,344 and 4,353 meters deep and recovered gas and volcanics water, which we interpreted to indicate that the cement seal had failed once again. We released the rig on November 10, 2005 and have since been evaluating the data and planning further completion operations.

We are currently in the process of a detailed analysis of the results of the Ma'anit #1 with the intention of planning continued completion, drilling, appraisal and development activities on the Ma'anit structure. To assist management in this analysis and in planning further operations, we have established a technical committee of our board consisting of two of our independent directors, Dr. Druckman and Mr. Garb, together with Messrs. Perry and Soltero. Dr. Kashai and Mr. Pierce are advisors to the committee. We have also commenced discussions with our drilling contractor concerning the possibility of commencing drilling a second well on the Ma'anit structure towards the end of 2006 or in early 2007 and renewing completion activities on the Ma'anit #1 either before or after drilling the second well.

NOTICE:Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Zion Oil & Gas has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by clicking here.

Prospect Leads in the Asher Permit and Ma'anit/Joseph License

Ma'anit #1 Wellsite Activity

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